UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Shanda Games Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

81941U105**

(CUSIP Number)

Kelvin Wing Kee Lau

Perfect World Co., Ltd.

Perfect World Plaza, Tower 306

86 Beiyuan Road, Chaoyang District

Beijing 100101, People’s Republic of China

Telephone: +86 10 5780-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Jeffrey J. Sun, Esq.

Orrick, Herrington & Sutcliffe LLP

47th Floor, Park Place, 1601 Nanjing Road West

Shanghai 200040

People’s Republic of China

Telephone: +86 21 6109 7000

May 16, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**   This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81941U105

1	Name of Reporting Person Perfect World Co., Ltd.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 30,326,005(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 30,326,005 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,326,005 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.2% (2)
14	Type of Reporting Person CO

(1)   Representing 30,326,005 Class A ordinary shares of the Issuer held by Perfect World Co., Ltd.

(2)   percentage calculated based on total Class A ordinary shares of the Issuer outstanding as of May 16, 2014. As of May 16, 2014, 187,220,759 Class A ordinary shares (including Class A ordinary shares represented by American Depositary Shares) and 349,801,719 Class B ordinary shares were outstanding.

INTRODUCTION

This statement on Schedule 13D/A (the “Statement”) amends the previous Schedule 13D filed by Perfect World Co., Ltd. (the “Reporting Person”) with the SEC on April 24, 2014, as amended and supplemented by the Amendment No. 1 filed by the Reporting Person on April 28, 2014 (the “Original 13D”) with respect to Shanda Games Limited (the “Issuer”). Except as amended and supplemented herein, the information set forth in the Original 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original 13D.

ITEM 4.        PURPOSE OF TRANSACTION:

Item 4 is hereby amended and restated as follows:

On January 27, 2014, Shanda Interactive Entertainment Limited (“Shanda Interactive”) and Primavera Capital (Cayman) Fund I L.P. (the “Primavera,” together with Shanda Interactive, the “Consortium” and each member in the Consortium, a “Consortium Member”) entered into a consortium agreement (the “Consortium Agreement”). Under the Consortium Agreement, the Consortium Members agreed, among other things, (i) to jointly deliver a preliminary non-binding proposal (the “Proposal”) to the board of directors of the Issuer (the “Board”) to acquire the Issuer in a going private transaction (the “Transaction”), (ii) to deal exclusively with each other with respect to the Transaction until the earlier of (x) 9 months after the date thereof, and (y) termination of the Consortium Agreement by all Consortium Members, (iii) to use their reasonable efforts and cooperate in good faith to arrange debt financing to support the Transaction, and (iv) to cooperate and proceed in good faith to negotiate and consummate the Transaction.

On January 27, 2014, the Consortium Members submitted the Proposal to the Board. In the Proposal, the Consortium Members proposed to acquire the Issuer in a going private transaction at a price of US$6.90 in cash per ADS (each representing two Class A Ordinary Shares) or US$3.45 in cash per Class A or Class B Ordinary Share. According to the Proposal, the Consortium Members do not intend to sell their stake in the Issuer to any third party. SDG, a British Virgin Islands corporation and a direct wholly-owned subsidiary of Shanda Interactive, may consider selling additional shares of the Issuer to the Consortium. The Consortium Members intend to finance the Transaction through a combination of debt and equity financing. For a brief description of the financing plan, please refer to Item 3 of the Original 13D.

On January 27, 2014, SDG and Primavera entered into a share purchase agreement (the “Share Purchase Agreement”), pursuant to which SDG sold, and Primavera purchased, 28,959,276 Class A Ordinary Shares at US$2.7625 per Class A Ordinary Share.

On April 18, 2014, SDG and the Reporting Person entered into the PW Share Purchase Agreement pursuant to which SDG agreed to sell, and the Reporting Person agreed to purchase, 30,326,005 Class A Ordinary Shares (the “PW Purchase Shares”) at US$3.2975 per Class A Ordinary Share (the “PW Purchase Price”) subject to the terms and conditions thereof. Pursuant to the PW Share Purchase Agreement, if (i) a going-private transaction occurs within one year of the closing date of the sale of PW Purchase Shares where the Reporting Person is part of the buyer consortium and the price per share in the going-private transaction (the “Going-private Price”) is higher than the PW Purchase Price, or (ii) a going-private transaction occurs within one year of the closing date of the sale of PW Purchase Shares where the Reporting Person is not part of the buyer consortium solely due to its own decision or election without SDG’s written consent and the Going-private Price is higher than the PW Purchase Price, the Reporting Person shall pay SDG the shortfall between the PW Purchase Price and the Going-private Price with respect to all PW Purchase Shares.  Pursuant to the PW Share Purchase Agreement, if a going-private transaction is not consummated within one year of the closing date of the sale of PW Purchase Shares solely due to SDG’s failure to vote in favor of such going-private transaction, SDG shall pay to the Reporting Person an amount equal to the PW Purchase Price in exchange for the PW Purchase Shares. The purchase and sale of the PW Purchase Shares was completed on May 16, 2014.

Concurrently with the execution of the PW Share Purchase Agreement, Shanda Interactive, Primavera and the Reporting Person entered into an adherence agreement (the “PW Adherence Agreement”), pursuant to which the Reporting Person became a party to the Consortium Agreement and joined the Consortium. References to “Consortium” or “Consortium Members” after April 18, 2014 shall include the Reporting Person.

On April 25, 2014, FV Investment Holdings (“FV Investment”), which is an affiliate of FountainVest Partners, Shanda Interactive, Primavera and the Reporting Person entered into an adherence agreement (the “FV Adherence Agreement”), pursuant to which FV Investment became a party to the Consortium Agreement and joined the Consortium. References to “Consortium” or “Consortium Members” after April 25, 2014 shall include FV Investment.

On May 19, 2014, CAP IV Engagement Limited (“Carlyle”), which is an affiliate of Carlyle Asia Partners IV, L.P., Shanda Interactive, Primavera, the Reporting Person and FV Investment entered into an adherence agreement (the “Carlyle Adherence Agreement”), pursuant to which Carlyle became a party to the Consortium Agreement and joined the Consortium. References to “Consortium” or “Consortium Members” after May 19, 2014 shall include Carlyle.

If the Transaction is completed, the ADSs would be delisted from the NASDAQ Global Select Market and the Issuer’s obligations to file periodic report under the Act would be terminated.

Descriptions of the Proposal, the Consortium Agreement, the Share Purchase Agreement, the PW Share Purchase Agreement, the PW Adherence Agreement, the FV Adherence Agreement and the Carlyle Adherence Agreement in this Statement are qualified in their entirety by reference to the Proposal, the Consortium Agreement, the Share Purchase Agreement, the PW Share Purchase Agreement, the PW Adherence Agreement, the FV Adherence Agreement and the Carlyle Adherence Agreement, which are filed hereto as Exhibits 7.01, 7.02, 7.03, 7.04, 7.05, 7.06 and 7.07, and incorporated herein by reference in their entirety.

In addition, consummation of the Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D/A, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the Board (as the board of the surviving company in the merger) to consist solely of persons to be designated by the Consortium Members, and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company. No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Transaction will be entered into or be consummated. The Proposal provides that no binding obligation shall arise with respect to the Transaction unless and until definitive agreements have been executed.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER:

Item 5 is hereby amended and restated as follows:

(a) – (b) The following disclosure assumes that there were a total of 187,220,759 Class A Ordinary Shares and 349,801,719 Class B Ordinary Shares outstanding as of May 16, 2014. Each Class A Ordinary Share is entitled to one vote per share and is not convertible into Class B Ordinary Shares. Each Class B Ordinary Share is entitled to 10 votes per share and is convertible at any time into one Class A Ordinary Share at the election of its holder.

As of the date hereof, Shanda Interactive, through its wholly owned subsidiary SDG, beneficially owns 349,801,719 Class B Ordinary Shares, representing 100% of the Class B Ordinary Shares of the Issuer outstanding as of May 16, 2014, or approximately 65.1% of the combined total outstanding shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Issuer.

As of the date hereof, Primavera holds 28,959,276 Class A Ordinary Shares, representing approximately 15.5% of the Class A Ordinary Shares of the Issuer outstanding as of May 16, 2014, or approximately 5.4% of the combined total outstanding shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Issuer.

As of the date hereof, the Reporting Person holds 30,326,005 Class A Ordinary Shares, representing approximately 16.2% of the Class A Ordinary Shares of the Issuer outstanding as of May 16, 2014, or approximately 5.6% of the combined total outstanding shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Issuer.

Pursuant to Section 13(d)(3) of the Act, Shanda Interactive, Primavera and the Reporting Person may, as a result of entering into the Consortium Agreement and the submission of the Proposal, be considered to be a “group.” Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any shares as may be beneficially owned by Shanda Interactive or Primavera for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth Items 3 and 4, to the best knowledge of the Reporting Person with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the shares of the Issuer during the past 60 days.

ITEM 6.                        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

Item 6 is hereby amended and restated as follows:

The descriptions of the principal terms of the Proposal, the Consortium Agreement, the Share Purchase Agreement, the PW Share Purchase Agreement, the PW Adherence Agreement, the FV Adherence Agreement and the Carlyle Adherence Agreement under Item 4 are incorporated herein by reference in their entirety.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS:

Exhibit 7.01:

Preliminary Proposal between Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P. dated January 27, 2014 (incorporated herein by reference to Exhibit 7.02 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.02:

Consortium Agreement between Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P. dated January 27, 2014 (incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.03:

Share Purchase Agreement between Shanda SDG Investment Limited and Primavera Capital (Cayman) Fund I L.P. dated January 27, 2014 (incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.04:

Share Purchase Agreement between Shanda SDG Investment Limited and Perfect World Co., Ltd. dated April 18, 2014 (incorporated herein by reference to Exhibit 7.05 to amendment No. 2 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on April 21, 2014).

Exhibit 7.05:

Adherence Agreement among Perfect World Co., Ltd., Shanda Interactive Entertainment Limited, Primavera Capital (Cayman) Fund I L.P., dated April 18, 2014 (incorporated herein by reference to Exhibit 7.06 to amendment No. 2 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on April 21, 2014).

Exhibit 7.06:

Adherence Agreement among FV Investment Holdings, Shanda Interactive Entertainment Limited, Primavera Capital (Cayman) Fund I L.P. and Perfect World Co., Ltd., dated April 25, 2014 (incorporated herein by reference to Exhibit 7.07 to amendment No. 3 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on April 28, 2014).

Exhibit 7.07

Adherence Agreement among CAP IV Engagement Limited, Shanda Interactive Entertainment Limited, Primavera Capital (Cayman) Fund I L.P., Perfect World Co., Ltd. and FV Investment Holdings, dated May 19, 2014 (incorporated herein by reference to Exhibit 7.08 to amendment No. 4 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on May 19, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 19, 2014

PERFECT WORLD CO., LTD.

	By:	/s/Kelvin Wing Kee Lau
Name: Kelvin Wing Kee Lau
Title: Chief Financial Officer

INDEX TO EXHIBITS

Exhibit 7.01:

Preliminary Proposal between Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P. dated January 27, 2014 (incorporated herein by reference to Exhibit 7.02 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.02:

Consortium Agreement between Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P. dated January 27, 2014 (incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.03:

Share Purchase Agreement between Shanda SDG Investment Limited and Primavera Capital (Cayman) Fund I L.P. dated January 27, 2014 (incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.04:

Share Purchase Agreement between Shanda SDG Investment Limited and Perfect World Co., Ltd. dated April 18, 2014 (incorporated herein by reference to Exhibit 7.05 to amendment No. 2 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on April 21, 2014).

Exhibit 7.05:

Adherence Agreement by and among Perfect World Co., Ltd., Shanda Interactive Entertainment Limited, Primavera Capital (Cayman) Fund I L.P., dated April 18, 2014 (incorporated herein by reference to Exhibit 7.06 to amendment No. 2 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on April 21, 2014).

Exhibit 7.06:

Adherence Agreement among FV Investment Holdings, Shanda Interactive Entertainment Limited, Primavera Capital (Cayman) Fund I L.P. and Perfect World Co., Ltd., dated April 25, 2014 (incorporated herein by reference to Exhibit 7.07 to amendment No. 3 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on April 28, 2014).

Exhibit 7.07:

Adherence Agreement among CAP IV Engagement Limited, Shanda Interactive Entertainment Limited, Primavera Capital (Cayman) Fund I L.P., Perfect World Co., Ltd. and FV Investment Holdings, dated May 19, 2014 (incorporated herein by reference to Exhibit 7.08 to amendment No. 4 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on May 19, 2014).